March 4, 2008

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

CF/AD 5

100 F Street, N.E.

Washington, DC 20549-3561

Attention:	David R. Humphrey, Branch Chief
Division of Corporation Finance

Re:	ARAMARK Corporation

Form 10-K for the year ended September 28, 2007

Commission File No. 001-04762

Dear Mr. Humphrey:

This letter is being submitted on behalf of ARAMARK Corporation (“ARAMARK” or the “Company”) in response to the comments of the Staff of the Securities and Exchange Commission set forth in your letter to L. Frederick Sutherland, Executive Vice President and Chief Financial Officer of ARAMARK, dated February 20, 2008, with respect to the above-referenced annual report on Form 10-K.

For your convenience, we have set forth below each of the Staff’s comments in italics followed by the Company’s response thereto.

Form 10-K for the year ended September 28, 2007

Item 6. Selected Consolidated Financial Data

Footnote 6 – Bridge Financing, page 26

1.	Please revise your disclosure to indicate the term of the bridge and, if true, that the costs associated with obtaining the bridge were amortized to interest expense over the term of the bridge loan.

The Bridge Loan Facility was entered into as part of the going-private transaction and provided that if ARAMARK Corporation was unable to borrow funds in a public offering or a Rule 144A or other private placement, then such funds would be made available under Senior and Senior Subordinated Bridge Loan Facilities up to $2,270,000,000. The facility lenders were JP Morgan Chase Bank N.A. and Goldman Sachs Credit Partners L.P. No funds were ever borrowed under the Bridge Facility since ARAMARK was able to borrow the required funds in a Rule 144A transaction, and the Bridge Facility ceased to be available after the closing of the going-private transaction. The cost of obtaining the Bridge Facility was $12.8 million, and this amount was expensed in the successor period. We will expand our disclosure in future filings.

Mr. David R. Humphrey

March 4, 2008

Item 7. Management’s Discussion and Analysis

Explanatory Note, page 27

2.	We note that, although ARAMARK Corporation continued as the same legal entity after the Transaction, you have presented the accompanying consolidated statements of income, cash flows and shareholders’ equity on a Predecessor and Successor basis. We also note that you have prepared your discussion of the results of operations for the fiscal year ended September 28, 2007 by comparing the mathematical combination of the Successor and Predecessor periods in the fiscal year ended September 28, 2007 to the Predecessor fiscal year ended September 29, 2006, and that you have acknowledged this presentation does not comply with U.S. GAAP. Although you may believe that this discussion provides a meaningful method of comparison, and therefore a supplemental presentation of this type may be appropriate, you are still required to discuss actual results for the fiscal 2007 predecessor and successor periods, as presented on the face of your financial statements, in the position of greatest prominence. Please expand your disclosure accordingly. Refer to the guidance set forth in FR 72 and FR 65.

We have reevaluated our fiscal 2007/2006 MD&A Results of Operations presentation and believe that it reflects a full and complete description of our operating results for each relevant period. Our discussion covers changes in key operating indicators (sales and operating income) in total and by segment, as presented in the audited financial statements as well as the effect of each major item resulting from the going-private transaction. We believe this presentation provides meaningful and useful information to users of our financial statements to enable them to understand our operating results, as well as the effects of the going-private transaction. Further, the current presentation clearly sets forth the separate predecessor and successor period financial information which aligns with the primary financial statements. In our view including multiple presentations would not add to an understanding of the results for the periods presented and could possibly cause confusion.

Financial Condition and Liquidity

The Transaction

3.	In support of your presentation of EBITDA and your calculation of adjusted EBITDA, please provide us with a copy of the specific section(s) of your debt agreement(s) that define these measures and specify their computation. Alternatively, please direct us to the relevant sections of the debt agreements previously filed. We may have further comment upon review of these agreements.

The definition of EBITDA is included in both the indenture covering the senior notes and in the senior secured credit agreement. Please refer to ARAMARK Corporation Current

Mr. David R. Humphrey

March 4, 2008

Report on Form 8-K filed with the SEC on February 1, 2007 (file number 001-16807), specifically, Section 1.01 of Exhibit 4.1 and Section 1.01 of Exhibit 10.1. The requirement to maintain a maximum Consolidated Secured Debt Ratio can be found in Section 6.10 of our senior secured credit agreement. The requirement to maintain a minimum Interest Coverage Ratio (referred to as a Fixed Charge Coverage Ratio in the indenture) can be found in Section 6.01 of the senior secured credit agreement and Section 4.09 of the indenture.

4.	Please consider revising your disclosure here to show the calculation of each major EBITDA and Adjusted EBITDA-based debt covenant in tabular form, as the purpose of your EBITDA presentation is apparently to demonstrate debt covenant compliance.

On page 40 under the caption, “Covenant Compliance,” we provide a description of the covenants contained in both the senior secured credit facility and the senior notes indenture. We also explain (last paragraph on page 40) that EBITDA and Adjusted EBITDA are defined in the agreements for the purposes of calculating covenant compliance, and we provide a description of both terms.

In the first paragraph on page 41 we describe why we believe presentation of EBITDA and Adjusted EBITDA is appropriate and we further describe the significance of the covenants and the consequences of non-compliance. Finally, on page 42 we describe both the Consolidated Secured Debt Ratio covenant and the Interest Coverage Ratio covenant and we set forth both of the actual ratios as of September 28, 2007.

We believe our disclosure of the relevant information is clear, however, to further enhance the presentation we will include a tabular presentation in future filings.

Following are the actual ratio calculations at September 28, 2007 for your reference:

Mr. David R. Humphrey

March 4, 2008

Consolidated Secured Debt Ratio:

	(in millions)
(a) The excess of:
Consolidated total indebtedness secured by a lien at September 28, 2007	$4,078.1

over an amount equal to the lesser of:

Cash and cash equivalents that is free and clear of any lien at September 28, 2007 ($83.6 million), or $75 million	$75.0

	$4,003.1

(b) Adjusted EBITDA for the twelve months ended September 28, 2007	$1,030.2

Consolidated Secured Debt Ratio at September 28, 2007 (a) / (b)	3.89	x

Maximum Permitted Consolidated Secured Debt Ratio at September 28, 2007	5.875	x

Interest Coverage Ratio (Fixed Charge Coverage Ratio):

	(in millions)
(a) Adjusted EBITDA for the twelve months ended September 28, 2007	$1,030.2

(b) Consolidated interest expense (as defined) for the twelve months ended September 28, 2007	$494.7

Interest Coverage Ratio (Fixed Charge Coverage Ratio) for the twelve months ended September 28, 2007 (a) / (b)	2.08	x

Minimum Interest Coverage Ratio (Fixed Charge Coverage Ratio) for the twelve months ended September 28, 2007	2.00	x

5.	As a related matter, we assume that your presentation is intended to comply with the disclosure guidance provided by Item 10 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” dated June 13, 2003, as prepared by the staff of the Division of Corporation Finance. If true, please note that the MD&A disclosures included in your Form 10-Q for the quarter ended December 28, 2007 do not adequately comply with this guidance. It appears that your discussions of EBITDA and adjusted EBITDA on an interim basis constitute virtually your entire discussion of Financial Condition and Liquidity. If management believes that the credit agreements are material

Mr. David R. Humphrey

March 4, 2008

agreements, that the covenants are a material term of the credit agreements and that information about the covenants is material to an investor’s understanding of financial condition or liquidity on an interim basis, we will not object to disclosures that comply fully with the above referenced guidance. However, any such disclosures should be accompanied by a full and complete discussion of financial condition and liquidity on a GAAP basis. Any non-GAAP disclosures should follow your GAAP discussion in a separately labeled section of the narrative. Non-GAAP disclosures should not be interspersed or commingled with the remainder of your narrative. Finally, the specific reasons for the inclusion of these non-GAAP disclosures should be explained to the reader. Please revise.

We confirm that our presentation is intended to comply with the disclosure guidance cited, and we believe that the presentation in our Form 10-Q for the quarter ended December 28, 2007 is compliant, since the credit agreements and covenants contained therein are materially important to an understanding of ARAMARK’s financial condition. We should point out that the only difference between the Form 10-Q presentation and the fiscal year 2007 Form 10-K presentation is that we did not repeat the detailed description of the going-private transaction in the Form 10-Q. We do not believe including this information would have enhanced our Form 10-Q presentation, particularly since we refer the reader to the Form 10-K in the introductory paragraph on page 18 of the Form 10-Q. At the beginning of our Financial Condition and Liquidity discussion on page 23 of the Form 10-Q we provide a description of the significant liquidity events which occurred during the quarter. There were no other major liquidity events or changes in financial condition which took place during the quarter. This discussion is followed by the description of covenant compliance and the EBITDA presentation, which are substantially the same as the descriptions provided in the Form 10-K.

Notes to Consolidated Financial Statements

Note 1 – Basis of Presentation and Summary of Significant Accounting Policies, page S-8

6.	Refer to your investment in AIM Services Co., Ltd on page S-11. Please tell us how your equity in the earnings of this entity has been classified in your consolidated statements of income.

ARAMARK’s equity in the undistributed earnings of AIM Services ($4.9 million) has been reflected as a reduction of “Cost of Services Provided” in the Consolidated Statement of Income. As we described on page 5 of our letter to the staff dated June 2, 2006 (copy attached), historically, ARAMARK’s equity method investees have not been considered significant in the context of the consolidated financial statements. The significance was further reduced in fiscal 2007 as a result of the sale of our investment in SMG in the third quarter. While we acknowledge that the effects of the going-private transaction, specifically increased interest expense and intangible asset amortization, have significantly reduced reported operating and pre-tax income, in our view the AIM investment remains immaterial to the consolidated financial statements taken as a whole. We will continue to provide the disclosures required by Rules 3-09 and 4-08(g) and will evaluate the significance of this presentation for future filings.

Mr. David R. Humphrey

March 4, 2008

Note 2 – Acquisition of ARAMARK Corporation, page S-13

7.	We note from your disclosure here, elsewhere in your filing and in your Form 10-Q for the quarter ended December 28, 2007, that your preliminary purchase price allocation has not yet been finalized. Please note that SFAS 141 defines the allocation period as the period that is required to identify and measure the fair value of the assets acquired and liabilities assumed in a business combination and, although this period is not to exceed one year, the allocation period ends when the acquiring entity is no longer waiting for information that it has arranged to obtain or that is known to be available or obtainable on the date of acquisition. The existence of a pre-acquisition contingency for which an asset, liability or impairment cannot be estimated does not, in itself, extend the acquisition period. Please tell us and revise your disclosure to indicate what specific information is outstanding that you had arranged to obtain or knew to be available at the time of the acquisition that is preventing the finalization of this purchase price allocation, or revise your disclosure to indicate the purchase price allocation has been finalized.

As of September 28, 2007 and December 28, 2007 we were still in the process of determining the fair values for certain land, buildings, building improvements and machinery and equipment. The valuation process, which was completed in the second quarter of fiscal 2008, was quite time consuming due to the large number of facility locations we operate, particularly throughout North America. Upon finalizing these valuations we also recorded the related deferred income tax and goodwill adjustments.

Since this process is now complete, we will modify our disclosures in the second quarter Form 10-Q to indicate that the purchase price allocation has been finalized.

Note 4 – Goodwill and Other Intangible Assets, page S-17

8.	We note that you have identified the “finalization of independent appraisals” as a reason why the valuation of intangible assets and goodwill may change from the preliminary purchase price allocation. Please either remove the reference to independent appraisers or name such appraisers. Please note that if you choose to name the appraisers, their consent should be filed with any registration statement containing the financial statement as such individuals qualify as experts under Item 601 of Regulation S-K.

We will remove the reference to independent appraisers in all future filings.

Note 12 – Accounts Receivable Securitization, page S-38

9.	Please expand your disclosures to more clearly explain how you value, measure and record these activities, your retained interests in the transferred receivables, and any related servicing assets or liabilities, as applicable.

We will expand our disclosures in future filings to cover the above items.

Mr. David R. Humphrey

March 4, 2008

In connection with this response letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any further questions or comments, please contact me at (215) 238-3101.

Sincerely,

/s/ JOSEPH MUNNELLY
Joseph Munnelly
Senior Vice President, Controller and Chief Accounting Officer

cc:	L. Frederick Sutherland

John M. Lafferty

Page 5 of our Letter to the Staff Dated June 2, 2006

ARAMARK’s share of the income of 50% or less owned entities, which is included in the consolidated income statement as a reduction of Cost of Services Provided, is set forth below (in millions).

Fiscal Year	SMG	AIM	Other		Total
2005 (a)	$10.7	$6.7	$1.9		$19.3
2004	10.8	5.3	6.6	(b)	22.7
2003	11.3	4.1	3.1	(b)	18.5

(a)	Excludes $9.7 SMG gain from real estate sale disclosed in footnote 12 to consolidated financial statements and described in the 2005 MD&A.
(b)	Includes Campbell Catering Ireland which is consolidated beginning in fiscal 2005.

ARAMARK’s share of the income from the two principal equity investees, SMG and AIM, has been presented as a component of operating income rather than in the location specified by Rule 5-03 (b) (13) of Regulation S-X since:

(1)	The historical amounts have been immaterial to the consolidated financial statements, representing 3% or less of operating income for the last three fiscal years.

(2)	The historical amounts have not changed materially during the three year period ($15.4 million, $16.1 million and $17.4 million in 2003, 2004 and 2005, respectively), thus not resulting in any meaningful impact on growth trends in operating income or margin.

(3)	ARAMARK is involved in the direct management (Board of Directors and Management Committees) of these entities, both of which operate in the same business areas as ARAMARK. SMG is a general partnership with one other general partner (note that SMG amounts are pre-tax since the partnership is not a taxable entity).

(4)	These entities individually or in the aggregate do not constitute a “significant subsidiary” as defined in Rule 1-02 (w) of Regulation S-X.

In the past, based on the nature of these investments and the immateriality of the amounts involved, we have not considered the equity in income amounts to be material information important to a reader’s understanding of our financial statements. However, we will reevaluate this conclusion again in fiscal 2006.